09045201

Man Investments

January 16, 2009

SEC Mail Processing
Section
JAN 21 2009
Washington, DC
110

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED
JAN 29 2009
THOMSON REUTERS

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

COPY

Man Investments

January 16, 2009



Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
13 January 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 12 January 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$41.98.

Track Record: From inception on 19 May 1998

| | Key Statistics |
|---|---|
| Last week | +1.16% |
| Last 12 months | +24.9% |
| Annualised return since inception | +14.6% |

**ENQUIRIES**

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

# Press Release

ManGroup plc

**14 January 2009**

**THIRD QUARTER INTERIM MANAGEMENT STATEMENT**

Man Group plc makes the following Interim Management Statement for its third quarter ending 31 December 2008.

Peter Clarke, Group Chief Executive, will host a conference call for investors and analysts at 08:00 GMT this morning. Access numbers for the call are included at the end of this release.

Market conditions in the three months to 31 December continued to be extremely challenging, with high volatility, low levels of liquidity, limited availability of leverage and year-end redemptions by many investors. While Man is not immune from these conditions, their impact has been mitigated by continued private investor demand for conservatively structured products and Man's leadership in the strongly performing managed futures style.

The initiative announced in November to protect investor capital by reducing investment exposure across the MGS product range is substantially complete. This accounted for a reduction of $9.7 billion in Funds Under Management (FUM) in the period, the majority of the total decrease.

- FUM at 31 December 2008 was an estimated $53.3 billion, compared to $67.6 billion at 30 September 2008. Private investor FUM was $32.3 billion and institutional FUM $21.0 billion.

- The principal cause of FUM reduction in the period was the previously announced de-risking of the MGS product range and the associated rebalancing of these products. This rebalancing is required to maintain an appropriate overall balance of investment styles within each MGS product in accordance with the investment mandate, and related predominantly to AHL allocations. The overall effect was to reduce FUM by $9.7 billion in the quarter. From an MGS investor perspective, investment exposure has been quickly and efficiently reduced, product assets have been preserved and all capital guarantees remain effective in accordance with product terms.

- Private investor sales for the three months to December 2008 remained robust, at an estimated $2.7 billion. This includes $0.6 billion of client money raised in the November IP220 product launch, reflecting continued investor demand for principal protection and access to the managed futures style through AHL. Private investor redemption levels increased in the period to $3.8 billion, principally in open-ended products. Guaranteed products had a small net inflow in the quarter and open-ended products a net outflow.

- Investors saw overall positive investment movement of $1.2 billion in the quarter, driven by strong AHL performance, up 22% for the quarter and 25% for the calendar year[1]. The continued positive performance of AHL has generated substantial net performance fee income for shareholders in the third quarter.

- The institutional sales environment remains very subdued. Estimated sales of $0.4 billion and continued redemptions in the quarter resulted in a net outflow of $2.1 billion. RMF saw negative performance of 7% for the quarter, but was ahead of industry benchmarks both for the quarter and the calendar year.

- Other movements, including the FX translation effect associated with a strengthening dollar and maturities, were a negative $2.6 billion.

**Peter Clarke, Group Chief Executive of Man Group, said:**

"The outlook for global markets in 2009 remains uncertain and, against this backdrop, our private investors are likely to focus increasingly on principal protection and liquidity. Our products are designed to provide long-term investment exposure to a range of strategies capable of performing across the market cycle. We have pro-actively positioned investors' existing portfolios for these markets by reducing risk and balancing exposures to reflect the mandate of the products. We have delivered material positive performance for our investors overall in the quarter and generated significant performance fees for our shareholders, despite difficult markets. The flexibility of our product range allows us to tailor our forward sales pipeline to meet the strong demand for managed futures, by offering AHL guaranteed products across the wide geography of our investor base.

"The outlook for institutional sales remains very subdued in the short term and continued institutional redemptions mean that we will see institutional net outflows until markets stabilise and confidence returns.

"Through these turbulent markets we have preserved financial resources, maintained surplus capital and acted to protect investors. Looking further ahead, our international scale and track record will continue to afford us market access and investment opportunities, reinforcing our leading competitive position."

**Funds under management analysis**

| **3 months to 31 December 2008** | **Guaranteed $bn** | **Open-ended $bn** | **Private Investor $bn** | **Institutional $bn** | **Total $bn** |
|---|---|---|---|---|---|
| **FUM at 30 September 2008** | | | **40.8** | **26.8** | **67.6** |
| Sales | 1.9 | 0.8 | 2.7 | 0.4 | 3.1 |
| Redemptions | (1.6) | (2.2) | (3.8) | (2.5) | (6.3) |
| Net inflows/(outflows) | 0.3 | (1.4) | (1.1) | (2.1) | (3.2) |
| Investment movement | | | | | 1.2 |
| MGS de-risking and associated rebalancing of AHL and Glenwood | | | | | (9.7) |
| FX and other | | | | | (2.6) |
| **FUM at 31 December 2008** | | | **32.3** | **21.0** | **53.3** |

**9 months to 31 December 2008**

| | Guaranteed $bn | Open-ended $bn | Private Investor $bn | Institutional $bn | Total $bn |
|---|---|---|---|---|---|
| **FUM at 31 March 2008** | | | **43.5** | **31.1** | **74.6** |
| Sales | 5.6 | 4.2 | 9.8 | 3.5 | 13.3 |
| Redemptions | (3.6) | (3.2) | (6.8) | (5.5) | (12.3) |
| Net inflows/(outflows) | 2.0 | 1.0 | 3.0 | (2.0) | 1.0 |
| Investment movement | | | | | (4.7) |
| MGS de-risking and associated rebalancing of AHL and Glenwood | | | | | (11.4) |
| FX and other | | | | | (6.2) |
| **FUM at 31 December 2008** | | | **32.3** | **21.0** | **53.3** |

Deleted: ¶

## MGS product FUM analysis

**3 months to 31 December 2008**

| | MGS $bn | AHL $bn | Glenwood $bn | Total $bn |
|---|---|---|---|---|
| **FUM at 30 September 2008** | **8.6** | **4.8** | **1.1** | **14.5** |
| MGS de-risking and associated rebalancing of AHL and Glenwood | (4.9) | (4.0) | (0.8) | (9.7) |
| Other, net* | (1.5) | 0.2 | 0.0 | (1.3) |
| **FUM at 31 December 2008** | **2.2** | **1.0** | **0.3** | **3.5** |

* Includes redemptions, investment movement and FX.

## Investment performance

| | 3 months to 31-Dec-08 | 12 months to 31-Dec-08 |
|---|---|---|
| AHL[1] | 21.5% | 24.9% |
| IP220[2] | 17.4% | 9.2% |
| RMF[3] | (7.9)% | (15.3)% |
| HFRX[4] | (13.2)% | (23.3)% |
| World Stocks[5] | (20.4)% | (39.9)% |

1 Athena Guaranteed Futures Limited
2 Man IP220 Ltd - USD class bonds (latest estimate)
3 RMF Four Seasons Strategies (Master) Ltd (latest estimate)
4 HFRX Investible Global Hedge Fund Index
5 MSCI World Index price return (hedged to USD)

**Enquiries:**

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Simon Anderson
Global Head of Communications
+44 20 7144 2121
simon.anderson@mangroupplc.com

Merlin PR
Paul Downes
Paul Farrow
Toby Bates
+44 20 77653 6620

**Conference Call Details**

| | |
|---|---|
| UK Access Number | +44 (0)20 8609 3822 |
| UK Toll Free* Number | 0800 358 1448 |

Playback

| | |
|---|---|
| UK Toll Access Number | +44 (0)20 8609 0289 |
| UK Toll Free* Access Number | 0800 358 2189 |
| US Toll Free* Access Number | 1 866 676 5865 |
| Conference Reference | 249906# |

*If you are calling from a mobile phone your provider may charge you when connected to our toll free number.

**About Man**

Man is a world-leading alternative investment management business. With a broad range of funds for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages about USD50 billion and employs around 1,800 people in 14 countries worldwide.

The original business was founded in 1783. Today, Man Group plc is listed on the London Stock Exchange and is a member of the FTSE 100 Index with a market capitalisation of over USD5 billion.

Man Group is a member of the Dow Jones Sustainability World Index and the FTSE4Good Index. Man also supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes. Further information can be found at www.mangroupplc.com.

**Forward looking statements**

This document contains forward-looking statements with respect to the financial condition, results and business of Man Group plc. It also contains estimates of various financial data to 31 December 2008. By their nature, forward looking statements involve risk and uncertainty and there may be subsequent variations to estimates. Man Group plc's actual future results may differ materially from the results expressed or implied in these forward-looking statements.



END